UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Offer for carbon developer Tricorona AB (publ) dated 02 June 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 02, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: June 02, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

2 June 2010
Barclays PLC
Barclays announces recommended cash offer for carbon developer Tricorona AB (publ)

Barclays PLC ("Barclays"), announces that its wholly owned subsidiary TAV AB ("TAV") has made a recommended cash offer to acquire all the shares in Tricorona AB (publ) ("Tricorona") for a total consideration of approximately GBP 98mn (SEK 1,130mn) (the "Offer").
Tricorona is a Stockholm-listed carbon developer which specialises in the sourcing, development and trading of Certified Emission Reductions from greenhouse gas reduction projects in developing countries.  The acquisition of Tricorona would build on Barclays Capital's strong reputation in the carbon markets and would position it as a leading global origination and trading house.
The Offer, of SEK 8.00 in cash for each share in Tricorona, has been unanimously recommended by the Board of Directors of Tricorona. Shareholders together representing 20.6 per cent. of the shares in Tricorona have entered into irrevocable undertakings to accept the Offer.  It represents a premium of 40 per cent over the closing price of SEK 5.70 on 1 June 2010, the last trading day prior to the announcement of the Offer.  The Offer is subject to various, customary conditions, including an acceptance condition. Subject to the satisfaction of these conditions, the transaction would be expected to complete in the third quarter of 2010.
The transaction is expected to be accretive to Barclays earnings within one year from completion and is expected to have no material impact on Barclays Core Tier 1 capital ratio.
An offer document detailing the Offer is expected to be made available today. Barclays full press release issued in Sweden regarding the offer is available at
www.barclays.com/investorrelations
.
-ENDS-

For Further Information Please Contact:

Investor Relations	Media Relations	Barclays Capital Communications
Stephen Jones	Alistair Smith	Marc Hazelton
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132	+44 (0) 20 7773 2483

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide. For further information about Barclays, please visit our website
www.barclays.com
.